UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  March 2012

Commission File Number:  0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Appointment of Dan Yalon to Alvarion’s Board of Directors	2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: March 20th, 2012	By:	/s/ Marc Borenstein
Name: Marc Borenstein
Title: General Counsel

EXHIBIT 1

Alvarion® Appoints Dan Yalon to Board of Directors

Tel Aviv, Israel, March 20, 2012 – Alvarion® Ltd. (NASDAQ: ALVR), a provider of optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of public and private networks, today announced that Mr. Dan Yalon has joined the company’s Board of Directors.

For the past 4.5 years, Mr. Yalon has served as the Chief Strategy Officer of NICE Systems (NASDAQ: NICE). As a member of NICE’s executive leadership team, Mr. Yalon was responsible for strategy formulation and execution, and for strategic alliances building growth strategies which were successfully executed organically and inorganically.

Prior to joining NICE in 2007, Mr. Yalon was Head of Strategy and New Business Initiatives at Amdocs (NYSE: DOX), where he led all corporate strategy activities – defining and executing growth engines. His career also includes several years as a strategy consultant with US-based Monitor Group and with Israeli firm POC Hi-Tech.

Mr. Yalon holds an LL.B. and a Bachelor degree in Management from the Hebrew University of Jerusalem and is a graduate of Harvard Business School's Advanced Management Program (AMP).

About Alvarion
Alvarion Ltd. (NASDAQ:ALVR) provides optimized wireless broadband solutions addressing the connectivity, coverage and capacity challenges of telecom operators, smart cities, security, and enterprise customers. Our innovative solutions are based on multiple technologies across licensed and unlicensed spectrums. (www.alvarion.com)

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: our failure to fully implement the 2012 plan referred to above, our inability to reallocate our resources and rationalize our business in a more efficient manner, potential impact on our business of the current global macro-economic uncertainties, the inability of our customers to obtain credit to purchase our products as a result of global credit market conditions, the failure to fund projects under the U.S. broadband stimulus program, continued delays in 4G license allocation in certain countries; the failure of the products for the 4G market to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the 4G market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; the failure of the Alvarion’s strategic initiatives to enable Alvarion to more effectively capitalize on market opportunities as anticipated;; the potential incurrence by Alvarion of unknown liabilities of Wavion; the failure of Alvarion to effectively integrate the business and technology of Wavion into that of Alvarion and Alvarion’s products and realize the expected synergies from the acquisition; the failure of Alvarion to gain market acceptance for the Wavion products as contemplated; the failure of the markets for Wavion’s and Alvarion’s products to grow as anticipated; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

The roadmap information in this press release is provided solely for information purposes, and is not a commitment, promise or legal obligation to deliver any products, features and/or functionalities, and should not be relied upon in making purchasing decisions. The development, release and timing of any products, features and/or functionalities described remains at the sole discretion of Alvarion. If and when any products, features and/or functionalities are offered for sale by Alvarion, they will be sold under agreed upon terms and conditions. This information may not be incorporated into any contractual agreement with Alvarion or its subsidiaries or affiliates. Alvarion makes no representations or warranties with respect to the contents of this presentation, and specifically disclaims any express or implied warranties of merchantability or fitness for any particular purpose.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.